April 30, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director, Mail Stop 3720 Mr. Kyle Moffatt, Accountant Branch Chief Ms. Sharon Virga, Senior Staff Accountant

RE:	Infinera Corporation
Form 10-K for the Fiscal Year Ended December 27, 2008
Filed February 17, 2009
File No. 001-33486

Ladies and Gentlemen:

Infinera Corporation (the “Company” or “we”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated April 20, 2009 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008 (File No. 001-33486) (the “2008 10-K”). For your convenience, we have recited the Staff’s comments in bold type and have followed each comment with our response.

The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in our future filings with the Commission, as applicable. The Company has attempted to explain how it intends to comply with the Staff’s comments in such detail sufficient for the Staff to understand the proposed revisions. To the extent practicable, the Company also has included the text of the intended new disclosures.

Securities and Exchange Commission

Re:  Infinera Corporation

April 30, 2009

Form 10-K for the Fiscal Year Ended December 27, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note your response to prior comment 1 and the disclosure in your Form 10-K for the year ended December 27, 2008 to which you refer. As we previously requested, please discuss in detail in a section of MD&A that is concerned with trends what your revenue and other pertinent line items of operating and net income would look like without the recognition of significant deferred revenue. This should be in the beginning of the MD&A and consolidate the information previously provided to inform the reader what projected 2009 revenues, expenses and operating income might look like without the recognition of the deferred revenue and related expenses that occurred in 2008. We note the significant improvement in your results of operations in 2008, your first profitable year, and that sudden change in your trends seems to be primarily attributable to the recognition of revenue, expenses and income that were the result of activities in prior years and were deferred in those years due to facts and circumstances that are no longer applicable and will not result in a windfall for you in 2009. The language should be conversational and should impart the warning that 2008 results may not be replicated in 2009.

With regard to your backlog, please discuss how much of the backlog in prior years has resulted in revenue in subsequent years and project the impact on 2009 of the backlog at December 27, 2008.

RESPONSE: We supplementally advise the Staff that we will add a summary discussion to the Executive Overview section of our MD&A in our Form 10-Q and Form 10-K future filings. The summary discussion will be consistent with the following, but updated for any future developments:

Our historical revenue trends have been significantly impacted by the timing of our attainment of vendor specific objective evidence (“VSOE”) of fair value for most of our services and are not indicative of revenue trends in 2009 and future periods. Prior to the first quarter of 2008, revenue from product sales sold in combination with services (“bundled product sales”) was deferred and recognized ratably over a period of approximately one year. This resulted in the accumulation of $174.4 million of deferred revenue and $81.6 million of associated deferred inventory costs on the balance sheet as of December 29, 2007. We recognized $165.8 million of this deferred revenue and $78.4 million of associated deferred inventory costs in 2008. In addition, the attainment of VSOE of fair value for most of our services beginning in the first quarter of 2008 required us to recognize a majority of our 2008 product sales as revenue in the period in which the bundled products were accepted. The combined effect of the recognition of the deferred revenue from prior periods and the upfront recognition of revenue from bundled product sales in 2008 resulted in increased levels of revenue, gross margin and net income for 2008. We do not expect to recognize significant amounts of product related deferred revenue and deferred gross profit in the future.

Securities and Exchange Commission

Re:  Infinera Corporation

April 30, 2009

The table below illustrates our 2008 results excluding the impact of the recognition of deferral amounts from prior periods:

	Year Ended December 27, 2008
	As Reported Results	Pre-VSOE Deferral Adjustments	Deferred Revenue and Inventory Costs Excluded
	(In thousands, except gross margin)
Revenue	$519,212	$(165,787)	$353,425
Cost of revenue	285,657	(78,401)	207,256

Gross profit	$233,555	$(87,386)	$146,169
Gross margin	45%		41%
Income (loss) from operations	$73,433	$(87,386)	$(13,953)
Net income (loss)	$78,728	$(87,386)	$(8,658)

We believe that these adjusted amounts are more indicative of the revenue and gross margins generated directly from our 2008 sales and invoiced shipment activities. We expect our future product revenues and gross margins to approximate our invoiced shipment results with no further significant releases of deferred amounts from prior periods. Our future product revenues will therefore be largely driven by our underlying invoiced shipment trends. Our near term year-over-year and quarter-over-quarter growth in invoiced shipments will likely be volatile and may be impacted by several factors including general economic and market conditions, the timing of large product deployments, acquisitions of new customers and development of new products.

We supplementally advise the Staff that the majority of our backlog amounts in prior years have been shipped, billed and recognized as revenue or deferred revenue as appropriate under our revenue recognition policy in each subsequent year. In addition, $11.8 million of the $14.6 million of backlog outstanding at the end of 2008 has been shipped, billed and recognized as revenue or deferred revenue in the first quarter of 2009. Although we experience large fluctuations in the amount and timing of our backlog due to the number and size of individual deployments in process at a point in time, we are not generally subject to order cancellations or changes once customer orders have been confirmed. In future 10-K filings, we will assess our ability to project the impact of backlog and disclose as appropriate.

Securities and Exchange Commission

Re:  Infinera Corporation

April 30, 2009

Liquidity and Capital Resources, page 62

2.	We note your response to prior comment 3. Your response does not discuss why you have experienced increasing revenues and attained profitability in 2008 but also experienced a decline in cash flow from operations. As we previously requested, explain with clarity and detail the reason(s) for this within your liquidity and capital resources discussion.

RESPONSE: As discussed in our response to comment 1 above, we recognized $165.8 million of deferred revenue and $78.4 million of associated deferred inventory costs in 2008 which related to invoiced shipments and sales activities from prior periods. The cash flow impact of these transactions occurred in 2006 and 2007 when the transactions occurred and payments were made, not when the majority of the revenue was recognized in the income statement in 2008. This results in a cash flow trend that is driven primarily by the timing and profitability of our underlying invoiced shipments rather than the timing of the recognition of revenue and gross margin from these transactions in the income statement. This disconnect between the timing of revenue recognition and the underlying cash collections resulted in the higher levels of cash from operations experienced in 2007 when we had net loss of $55.3 million as compared to 2008 when we had net income of $78.7 million.

We supplementally advise the Staff that, as long as we are discussing periods that contain this type of disparity between revenues and cash flows, we will add a discussion at the beginning of the liquidity section of our future filings. The discussion will be consistent with the following, but updated for any future developments:

“Our historical revenue and profitability trends have been significantly impacted by our revenue recognition policy and the timing of our attainment of vendor specific objective evidence (“VSOE”) of fair value for most of our services. Prior to the first quarter of 2008, revenue from product sales sold in combination with services (“bundled product sales”) was deferred and recognized ratably over a period of approximately one year. This resulted in the accumulation of $174.4 million of deferred revenue, $81.6 million of associated deferred inventory costs and $92.8 million of gross margin on the balance sheet as of December 29, 2007. We recognized $165.8 million of this deferred revenue and $78.4 million of associated deferred inventory costs in 2008, but the cash flow impact of these transactions occurred in 2006 and 2007 when the transactions occurred and payments were made, not when the majority of the revenue was recognized in the condensed consolidated statements of operations in 2008. This resulted in a cash flow trend that was driven primarily by the timing and profitability of our underlying invoiced shipments rather than the timing of the recognition of revenue and gross margin from these transactions in our condensed consolidated statement of operations. This disconnect between the timing of revenue recognition and the underlying cash collections resulted in higher levels of cash from operations experienced in 2007 when the net loss in our condensed consolidated statement of operations amounted to $55.3 million as compared to 2008 when net income amounted to $78.7 million.

We expect our future product revenues and gross margins to more closely approximate our invoiced shipment results with no further significant releases of deferred amounts from prior periods and therefore also expect cash flow trends that are more consistent with the timing of when revenue and gross profits are recognized in the condensed consolidated statements of operations.”

Securities and Exchange Commission

Re:  Infinera Corporation

April 30, 2009

Investments and Fair Value Measurement, page 91

3.	We note your response to prior comment 5. We have reviewed your proposed disclosure and would like you to expand it. Please discuss here and in Critical Accounting Policies and Estimates why your chose to value corporate bonds and commercial paper using Level II for the fair value hierarchy as disclosed on page 94. We note your reliance on third-party pricing agencies. Disclose the names and reputations of these third-party pricing agencies and discuss why you believe that reliance on them is preferable over trading activity. Discuss how these third parties applied the guidance in paragraphs 28 and 29 of SFAS 157. Provide more specific details of your valuation process that were determined using Level II inputs, including the mathematical calculations used to price commercial paper securities.

RESPONSE: We respectfully advise the Staff that the following is additional detail as a supplement to our previous response regarding our approach to the collection and use of market data in our valuation processes. At each measurement date, we collect market data from the following sources:

•	We collect quoted market prices for each specific security from any trading activity that has occurred on or close to the measurement date from Bloomberg.

•

In addition, we obtain market pricing for the specific security or, in instances where quoted prices for a particular security are not available, we obtain market pricing and other observable market inputs for similar securities from a number of industry standard data providers such as Clearwater Analytics, Standards and Poor’s (S&P) and Interactive Data Corp (IDC). We use these providers to collect and compile market data, but we do not rely on them as valuation experts, nor do their activities in anyway replace our responsibility for the valuation and classification of the securities we hold in accordance with SFAS 157.

The market data collected above is then compiled and reviewed on a security-by-security basis in order to determine if pricing data of sufficient frequency and volume exists to support a Level I classification of that security as defined in paragraphs 24 through 27 of SFAS 157. If sufficient quoted pricing for the identical security is not available, we then review the market data collected for similar securities and use this information to determine the fair market value as of the measurement date. The methodology for compiling this market data is reviewed to ensure that it supports a Level II classification on the fair value hierarchy in accordance with paragraphs 28 and 29 of SFAS 157.

Securities and Exchange Commission

Re:  Infinera Corporation

April 30, 2009

In instances where sufficient market data cannot be obtained, the securities are valued using the income approach and classified in accordance with the level of inputs used in that valuation process.

We supplementally provide the Staff with specific details of our valuation process for corporate bonds and commercial paper when Level II inputs are used as follows:

Corporate Bonds

We review trading activity and pricing for each of the corporate bond securities in our portfolio as of the measurement date and determine if pricing data of sufficient frequency and volume in an active market exists in order to support Level I classification of these securities. When sufficient quoted pricing for identical securities is not available, we obtain market pricing and other observable market inputs for similar securities from a number of industry standard data providers as described above. In instances where multiple prices exist for similar securities, these prices are used as inputs into a distribution-curve to determine the fair market value at period end. As a result, the Company classifies its corporate bonds as Level II of the fair value hierarchy.

Our corporate bond portfolio is comprised of securities rated AA or above with maturities of less than one year. Market pricing for these bonds has been very consistent with insignificant differences arising between amortized cost and fair market value. Total unrealized losses of approximately $183,000 and unrealized gains of approximately $49,000 on a par value of $23.4 million were recorded as of December 27, 2008.

Commercial Paper

We review market pricing and other observable market inputs for the same or similar securities obtained from a number of industry standard data providers as described above. In the event that a transaction is observed for the same or similar security in the marketplace, the price on that transaction reflects the market price and fair value on that day and then follows a revised accretion schedule to determine the fair market value at period end. In the absence of any observable market transactions for a particular security, the fair market value at period end is derived by accreting from the last observable market price. These inputs represent quoted prices for similar assets or these inputs have been derived from observable market data accreted mathematically to par, and result in the classification of these securities as Level II of the fair value hierarchy.

Our commercial paper portfolio is comprised of securities rated A1 or above with maturities of less than one year. Market pricing for these securities has been very consistent with insignificant differences arising between amortized cost and fair market value. Total unrealized losses of approximately $52,000 on a par value of $49.6 million were recorded as of December 27, 2008.

Securities and Exchange Commission

Re:  Infinera Corporation

April 30, 2009

We supplementally advise the Staff that we will add the following discussion in the Critical Accounting Policies and Estimates section of our Form 10-Q and Form 10-K future filings:

The Company classifies its commercial paper and corporate bonds within Level II of the fair value hierarchy as follows:

Corporate Bonds

The Company reviews trading activity and pricing for each of the corporate bond securities in its portfolio as of the measurement date and determines if pricing data of sufficient frequency and volume in an active market exists in order to support Level I classification of these securities. When sufficient quoted pricing for identical securities is not available, the Company obtains market pricing and other observable market inputs for similar securities from a number of industry standard data providers. In instances where multiple prices exist for similar securities, these prices are used as inputs into a distribution-curve to determine the fair market value at period end. As a result, the Company classifies its corporate bonds as Level II of the fair value hierarchy.

Commercial Paper

We review market pricing and other observable market inputs for the same or similar securities obtained from a number of industry standard data providers. In the event that a transaction is observed for the same or similar security in the marketplace, the price on that transaction reflects the market price and fair value on that day and then follows a revised accretion schedule to determine the fair market value at period end. In the absence of any observable market transactions for a particular security, the fair market value at period end is derived by accreting from the last observable market price. These inputs represent quoted prices for similar assets or these inputs have been derived from observable market data accreted mathematically to par, and result in the classification of these securities as Level II of the fair value hierarchy.

*        *        *

Securities and Exchange Commission

Re:  Infinera Corporation

April 30, 2009

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (408) 572-5426. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the 2008 10-K when the Staff’s review is complete.

Very truly yours,

INFINERA CORPORATION

/s/ Duston M. Williams
Duston M. Williams

cc:	Jagdeep Singh, President and Chief Executive Officer
Kenneth A. Goldman, Chairman of the Audit Committee
Michael O. McCarthy III, Chief Legal Officer
Richard A. Kline, Wilson Sonsini Goodrich & Rosati, PC